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January 15, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Thompson, Accounting Branch Chief
Jason Niethamer, Assistant Chief Accountant
Lisa Sellars, Staff Accountant
Scott Anderegg, Staff Attorney

Via EDGAR

Re:	Midcoast Energy Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 18, 2014

File No. 001-36175

Registration Statement on Form S-3

Filed December 9, 2014

File No. 333-200810

Dear Ladies and Gentlemen:

We write this letter on behalf of Midcoast Energy Partners, L.P. to respond to the comment letter received from the staff on December 23, 2014, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and the Registration Statement on Form S-3. We have responded to each comment by number. For the convenience of the staff, we have repeated the comments immediately preceding the applicable responses. In this letter, we refer to Midcoast Energy Partners, L.P. as the Partnership, we and our.

Registration Statement on Form S-3

1.	Please note that we will coordinate any request to accelerate effectiveness of your registration statement with resolution of all issues related to the Form 10-K for the fiscal year ended December 31, 2013.

The Partnership acknowledges the staff’s comment.

United States Securities Exchange Commission

January 15, 2015

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 89

Consolidated Statements of Income, page 91

2.	We note that you have contract arrangements where you receive commodities as compensation from the customers for the gathering processing and transportation services that you provide. We further note that the tangible commodities you receive can be sold by you to a willing participant at prevailing market rates. Please tell us how much revenue you have recognized, for each financial period presented, related to the sale of this type of tangible commodity. You may be required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

We provide midstream services to our customers in the form of gathering, processing and transportation of natural gas and natural gas liquid (“NGL”) commodity products. In return for our gathering, processing and transportation services, industry standard contractual arrangements provide for consideration in the form of fixed-fee cash payments (“fee-based arrangements”), commodity-based payments or, in some cases, a combination of the two (see Footnote 2 on page 99 of the Annual Report on Form 10-K for the year ended December 31, 2013). When we receive tangible commodities (e.g., natural gas and NGLs) as compensation for our services, we sell those commodities to third parties. In addition to these sales, we purchase tangible commodities from upstream customers, consisting of independent operators and large energy companies and sell and deliver them to third party customers.

For the years ended December 31, 2013, 2012, and 2011, our revenues from sales of tangible commodities and from fee-based arrangements were as follows ($ in millions):

	2013		2012		2011
	Revenue	% to Total Revenue	Revenue	% to Total Revenue	Revenue	% to Total Revenue
Operating revenue:
Sales of tangible commodities	$5,363.4	95.9%	$5,118.2	95.5%	$7,593.3	97.0%
Fee-based arrangements	229.8	4.1%	239.2	4.5%	234.4	3.0%
Other	0.4	0.0%	0.5	0.0%	0.5	0.0%

Total Operating revenue	$5,593.6		$5,357.9		$7,828.2

United States Securities Exchange Commission

January 15, 2015

As illustrated above, during the past three fiscal years, revenue from fee-based arrangements comprised less than 5% of total operating revenue. As allowed by Rule 5-03(b) of Regulation S-X, when these amounts represent 10% or less of total operating revenues, we elect to combine them with our sales of tangible commodities and present them both within Operating revenue or Operating revenue—affiliate in our Consolidated Statements of Income. We continue to monitor the components of our revenues and will include additional disclosure, as required by Rule 5-03 of Regulation S-X, when the 10% threshold is met.

* * * *

In connection with the Partnership’s response to the comments of the staff set forth herein, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon of this firm at 713-646-1301.

Very truly yours,

/s/ Baker & Hostetler LLP

Baker & Hostetler LLP

cc:	C. Gregory Harper
Mark A. Maki
Stephen J. Neyland
Noor Kaissi